SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 2)

Nexxus Lighting, Inc.
(Name of Issuer) CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities) 65338E105
(CUSIP Number) Jay Weil, Esq. 27 Viewpoint Road Wayne, New Jersey 07470 Tel. No. (973) 633-5072
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) October 19, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . ☐

Note.   Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1 (a) for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of  10 Pages)

CUSIP No. 65338E105	13D	Page 2 of 10 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tebo Partners II, LLC 20-3022769
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6		CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,554
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,554
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,554
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14		TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 65338E105	13D	Page 3 of 10 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tebo Capital, LLC 020579912
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6		CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,554
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,554
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,554
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14		TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 65338E105	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Todd A. Tumbleson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 340,132*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 340,132*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 340,132*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON* IN
* This amount is an approximation which includes 249,599 shares of Common Stock and an additional 90,533 shares of common stock issuable upon exercise of warrants. See Item 2(c).

The Statement on Schedule 13D filed by the Reporting Persons (as such term is defined below) on July 21, 2005, as amended by Amendment No. 1 thereto filed on December 14, 2006 is further amended to read in its entirety as follows:

Item 1.      Security and Issuer.

(a)  This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Nexxus Lighting, Inc., a Delaware corporation (the "Company"), formerly known as Super Vision International, Inc..

(b)  The principal executive offices of the Company are located at 124 Floyd Smith Drive, Suite 300, Charlotte, North Carolina 28262.

Item 2.      Identity and Background.

(a)  This Statement on Schedule 13D is being jointly filed by Tebo Partners II, LLC, a Kansas limited liability company (“Tebo Partners”), Tebo Capital, LLC, a Kansas limited liability company (“Tebo Capital”), and Todd A. Tumbleson (“Tumbleson” and collectively with Tebo Partners and Tebo Capital, the "Reporting Persons").

(b)  The business address of each of the Reporting Persons is 4911 West 111th Terrace, Leawood, Kansas 66211.

(c)  Tebo Partners directly owns 67,554 of the shares of Common Stock reported as beneficially owned herein. Tebo Capital is the sole manager of Tebo Partners. Todd Tumbleson is the sole member of Tebo Capital. By virtue of their control over the investment and disposition decisions of Tebo Partners, Tebo Capital and Tumbleson may be deemed to beneficially own all of the securities directly owned by Tebo Partners. Tumbleson also owns jointly with his wife, an additional 80,134 shares of Common Stock of the Company and Tumbleson is the beneficial owner of 100,897 outstanding shares of Common Stock directly owned by the Todd A. Tumbleson IRA (the “Tumbleson IRA”) and 10,314 outstanding shares of Common Stock directly owned by the Tebo Capital SEP IRA (“Tebo IRA”). In addition, the Tumbleson IRA and the Tebo IRA hold warrants to purchase Common Stock, which warrants contain certain limitations on exercise which provide that the number of shares of Common Stock that may be acquired by the holder of the warrants upon any exercise of the warrant (or otherwise in respect hereof) shall be limited to the extent necessary to insure that, following such exercise (or other issuance), the total number of shares of Common Stock then beneficially owned by such holder and the holder’s affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), does not exceed 9.999% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise). Tumbleson also holds warrants to purchase Common Stock which contain certain limitations on exercise which provide that the number of shares of Common Stock that may be acquired by the holder of the warrants upon any exercise of the warrant (or otherwise in respect hereof) shall be limited to the extent necessary to insure that, following such exercise (or other issuance), the total number of shares of Common Stock then beneficially owned by such holder and the holder’s affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Securities Exchange Act does not exceed 4.999% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise). The limitation in the warrants held by Tumbleson was originally 9.999%, but the warrants were amended on October 25, 2007 to reduce the percentage to 4.999%.

(d)-(e) During the last five years, none of the Reporting Persons has  been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f)  Tumbleson is a citizen of the United States of America. Each of Tebo Partners and Tebo Capital is a Kansas limited liability company.

Item 3.      Source and Amount of Funds or Other Consideration.

250,369 shares of the Company’s Common Stock were acquired by the Reporting Persons in a private purchase on July 15, 2005 from Cooper Lighting, Inc. for an aggregate purchase price of $753,014. All of the funds used by Tebo Partners to make the purchase were obtained from equity investments made in Tebo Partners by its members. On October 19, 2007 Tebo Partners distributed to its members (including Tumbleson and his wife) an aggregate of 182,815 shares of Common Stock. Tumbleson acquired 40,711 of the shares owned by him jointly with his wife with personal funds and on October 19, 2007 an aggregate of 39,423 shares of Common Stock were distributed to Tumbleson and his wife by Tebo Partners. Tumbleson acquired the warrants held directly by him as compensation in connection with a private placement of the Company’s securities consummated on December 7, 2006 (the “Placement”). The Tumbleson IRA and the Tebo IRA acquired the Common Stock and warrants to purchase Common Stock in the Placement with personal funds.

Item 4.      Purpose of Transaction.

The Reporting Persons acquired the all of the shares of Class A Common Stock reported herein as beneficially owned by them for investment purposes only.

Except as set forth herein, no Reporting Person has any plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.      Interest in Securities of the Issuer.

(a)  As of the date hereof, Tebo Partners and Tebo Capital may be deemed to beneficially own 67,554 shares of the Company's Common Stock representing approximately 1.0% of the Company's outstanding Common Stock and Tumbleson may be deemed to beneficially own 340,132 shares of the Company's Common Stock representing approximately 4.99% of the Company's outstanding Common Stock. The number of shares of the Company’s Common Stock beneficially owned by Tumbleson includes the 67,554 shares also beneficially owned by Tebo Partners and Tebo Capital, 80,134 shares owned by Tumbleson jointly with his wife, 100,897 outstanding shares owned directly by the Tumbleson IRA, 10,314 outstanding shares owned directly by the Tebo IRA and shares of Common Stock issuable upon exercise of warrants held by Tumbleson, the Tumbleson IRA and the Tebo IRA, which warrants are subject to limitations on exercise referred to in Item 2(c). Warrants to purchase the following total number of shares (without giving effect to limitations on exercise provisions contained in such warrants) are held by the foregoing persons: Tumbleson – 300,000 warrants with an exercise price of $2.23 per share; the Tumbleson IRA – 60,538 warrants with an exercise price of $2.23 per share and 15,135 warrants with an exercise price of  $3.00 per share; and the Tebo IRA – 6,188 warrants with an exercise price of $2.23 per share and 1,547 warrants with an exercise price of $3.00 per share.

(b)  Tebo Partners and Tebo Capital share the power to vote or to direct the vote of, and the power to dispose or direct the disposition of all of the shares reported as beneficially owned by such Reporting Persons. Tumbleson shares with his wife the power to vote or to direct the vote of, and the power to dispose or direct the disposition of all of the 80,134 shares reported as jointly owned by Tumbleson and his wife. Tumbleson has the sole power to vote or to direct the vote of, and the power to dispose or direct the disposition of all of the other shares reported as beneficially owned by Tumbleson.

(c)  The following open market purchases of shares of Common Stock were made by Tumbleson and his wife, jointly, since August 21, 2007:

Date	Number	Purchase Price
	of Shares	Per Share

Aug 22, 2007	20,000	$5.25
Aug 23, 2007	959	$5.0749
Aug 24, 2007	13,000	$5.01
Aug 28, 2007	2,000	$4.895
Aug 30, 2007	200	$5.03
Sept 11, 2007	400	$4.75
Sept 19, 2007	453	$5.05
Sept 20, 2007	2,949	$5.12
Oct 12, 2007	600	$5.05
Oct 15, 2007	150	$5.01

On October 19, 2007, Tebo Partners distributed to its members, including Tumbleson and his wife, as joint tenants, an aggregate of 182,815 shares of Common Stock. Tumbleson and his wife received an aggregate of 39,423 shares of Common Stock in the distribution.

 Except as set forth herein, no transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons.

(d)  Not applicable.

(e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7.      Material to be Filed as Exhibits.

1.	Joint Filing Agreement among the Reporting Persons, dated July 21, 2005.*

*Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 29, 2007
(Date)

/s/ Todd A. Tumbleson
Todd A. Tumbleson

TEBO PARTNERS II, LLC

By: Tebo Capital, LLC, Manager

By: /s/ Todd A. Tumbleson
Todd A. Tumbleson, Member

TEBO CAPITAL, LLC

By: /s/ Todd A. Tumbleson
Todd A. Tumbleson, Member